File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]  No [ X ]

CONTENTS

Documents Attached:

* Press Release dated April 28th., 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name:  Claudio L. Del Valle Cabello
Title:  Attorney in Fact

Date: April 28th., 2003

April 28, 2003
Garza Garcia, Nuevo Leon
Mexico

VITRO REPORTS UNAUDITED
FIRST QUARTER 2003 RESULTS1

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)

Results for the quarter reflected the weakness prevailing in macroeconomic conditions in the U.S. and Mexico. Additionally, performance during the quarter was affected by the impasse during the pre-war period, as well as a colder than expected winter in the U.S. Furthermore,, the 18.3 percent YoY devaluation of the Mexican Peso vs. the U.S. dollar affected the YoY comparison of the Company's results when converted into dollars (even though, in the long-run it benefits its competitive domestic position over imports, as well as exports). In terms of sales, approximately 50 percent of the Company's sales are domestic, and even though 66 percent of them are dollar-linked, there's a lagged-effect in terms of price increases subsequent to devaluation in certain segments. In terms of costs, approximately 75 percent of the Company's cost structure is dollar-linked.

Highlights for the quarter were as follows:

Consolidated net sales for the quarter declined YoY by 6.2 percent to US$525 million.

Consolidated EBITDA for the quarter decreased YoY by 21.8 percent to US$80 million.

Consolidated net loss for the quarter of US$15 million, as a result of a non-cash exchange loss of US$23 million, and the absence, when compared to 1Q'02, of the legal tax rate reduction, which benefited deferred taxes last year.

Consolidated outstanding debt remained flat QoQ. This includes the net outstanding balance of the proceeds from a medium term note issued on February 2003 for Ps$1.14 billion as well as the additional restricted cash associated with a syndicated facility executed at Flat Glass on 1Q'03 and the temporary repurchase of invoices from an off-balance factoring agreement.

* Consolidated net sales. Sales were affected by the difficult macroeconomic conditions during the first quarter aggravated by the deadlock generated during the pre-war period. The divestiture of Ampolletas on April of 2002 accounted for 23 percent of the YoY decline for the quarter. Also, as mentioned, the 18.3 percent YoY devaluation of the Mexican Peso against the U.S. dollar affected the YoY comparison. Excluding the currency devaluation effect, sales YoY would have decreased by 3.3 instead of a 6.2 percent.

Flat Glass' sales declined by 2.0 percent YoY, or US$6 million, mainly within the U.S. non-residential construction segment and the OEM auto market. At Glass Containers, sales declined 10.8 percent, or US$25 million, due to: the divestiture of Ampolletas, which accounted for 32 percent of the decline; the distortion created by the currency devaluation effect, and a particularly cold winter in the U.S. that had a negative impact on beer and soft drink consumption. Glassware' sales decreased by 11.2 percent, or US$7 million, also affected in dollar terms from the currency devaluation effect YoY and by lower sales in the industrial domestic segment.

* Consolidated EBITDA. Assuming constant exchange rates, consolidated EBITDA would have decreased by 18.5 instead of 21.8 percent. In addition, 18 percent of the reduction in EBITDA YoY is attributed to a strategic decision to reduce inventory levels during 1Q'03 vs. 1Q'02. For the quarter, EBITDA at Flat Glass declined YoY by 3.1 percent, or US$1 million, as a result of lower sales. At Glass Containers, EBITDA declined YoY by 30.6 percent, or US$17 million, as the result of lower fixed costs absorption and lower sales. Also, the Ampolletas' divestiture accounted for 10 percent of the decline. At Glassware, EBITDA declined YoY by 49 percent, or US$5 million, as a result of lower fixed costs absorption.

* The Company reported a consolidated net loss of US$15 million, which includes a non-cash exchange loss of US$23 million, compared with a non-cash exchange gain of US$21 million on 1Q'02, and a negative effect on the YoY comparison over taxes of US$12 million resultant of the absence, when compared to 1Q'02, of the legal tax rate reduction which benefited deferred taxes last year.

* On March 31, 2003, consolidated outstanding debt was US$1,576 million. This included the net outstanding balance of the proceeds from the Ps$1.14 billion, six-year, bullet, medium term note (MTN*) issued in the Mexican market on February 13, 2003. It also considers additional restricted cash associated with the execution of a Syndicated Facility at Flat Glass during 1Q'03; the net obligation of a U.S. private placement and the temporary repurchase of invoices from an off-balance factoring agreement. Net of these items plus the proceeds pending to be applied from the MTN issue of Ps$1.0 billion made on December 30, 2002, debt would have decreased YoY by 11 percent and remained flat QoQ.

(*) Certificados Bursátiles

1 For analysis purposes, all comments and figures discussed in this announcement are related to amounts in nominal dollars unless otherwise expressed. Certain amounts may not sum due to rounding

The consolidated financial results, income statement, and cash flows for the three-month period ended March 31, 2002 and for the last twelve months periods ending March 31, 2003 and March 31, 2002, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico, except otherwise indicated. Dollar figures are in nominal U.S. dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comisión Nacional Bancaria y de Valores.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in eight countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

First Quarter 2003 results
Conference Call and Web cast
Tuesday, April 29, 2003
11:30 AM U.S. EDT - 10:30 A.M. U.S. CDT (Monterrey time)

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Friday, May 30, 2003. For inquiries regarding the conference call, please contact Luca Biondolillo of Breakstone & Ruth via telephone at (646) 536-7012, or via email at Lbiondolillo@breakstoneruth.com.

For further information, please contact:

(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. +(52) 81-8863-1258 bemartinez@vitro.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com	(Media Relations) Albert Chico Vitro, S. A. de C.V. +(52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
Consolidated net sales for the quarter decreased YoY by 6.2 percent, or US$35 million, to US$525 million. This was the result of a decline in sales at Flat Glass of 2.0 percent or US$6 million; at Glass Containers of 10.8 percent or US$25 million; and at Glassware of 11.2 percent or US$7 million.

As mentioned, the 18.3 percent YoY devaluation of the Mexican Peso vs. the U.S. dollar affected the YoY sales comparison, particularly considering that approximately 17 percent of the Company's sales are peso denominated. Assuming constant exchange rates, sales would have decreased by 3.3 percent YoY. At the same time, it should be noted that in the longer term, a stable fair-valued peso benefits the domestic competitive position of the Company's products over imports.

At Flat Glass sales declined mainly due to continued weakness and uncertainty in the U.S. economy aggravated by the war in Iraq. Particularly affected were the non-residential construction segment, and the OEM auto market in the U.S. These declines were partially offset by increases in the domestic construction segment and the Spanish operations.

Glass Containers' sales decrease reflects the Ampolletas' divestiture during April 2002, which accounted for 32 percent of the decline at the division (23 percent of the overall decline). Sales were also impacted by the currency devaluation effect, and the steeper-than-usual seasonal declines in the beer and soft drink segments that are indirectly exported, as a consequence of the unusually cold winter in the U.S.

Glassware's sales were down at the industrial segment of the domestic market, partially offset by an increase in the domestic retail and wholesalers segments since a weaker peso makes imports less competitive against the Company's domestic products. A decrease in demand in the plastics segment also affected sales.

Table 1
Total Sales
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
Total Consolidated Sales	525	560	(6.2)	2,308	2,386	(3.3)

Flat Glass	262	268	(2.0)	1,093	1,129	(3.1)
Glass Containers	207	232	(10.8)	951	981	(3.0)
Glassware	52	59	(11.2)	250	267	(6.6)

Domestic Sales	240	273	(12.1)	1,097	1,172	(6.4)
Export Sales	135	141	(4.4)	580	586	(1.0)
Foreign Subsidiaries	151	147	2.9	632	628	0.7

% Foreign Currency Sales* / Total Sales	54.4%	51.3%	3.1 pp	53.0%	50.9%	2 pp
% Export Sales / Total Sales	25.7%	25.2%	0.5 pp	25.1%	24.6%	0.5 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA
Consolidated EBIT and EBITDA for the quarter decreased YoY by 35.9 and 21.8 percent, respectively, to US$32 million and US$80 million. As with sales, the YoY devaluation of the Mexican Peso against the U.S. dollar produced a temporary negative effect when numbers are measured in dollar terms. Assuming constant exchange rates, consolidated EBITDA would have decreased by 18.5 percent instead of 21.8 percent.

Flat Glass' EBIT and EBITDA decreased YoY by 8.5 and 3.1 percent, or by US$2 and US$1 million. It should be noted that without the effect of the non-recurring charges taken in 4Q'02, EBIT and EBITDA would have risen QoQ by 37.1 and 15.6 percent respectively.

Glass Containers' EBIT and EBITDA decreased YoY by 44.3 and 30.6 percent, or by US$13 and US$17 million, respectively, as a result of the lower fixed costs absorption resulting mainly from lower sales from the beer and soft drink segments. EBIT and EBITDA were also affected by the divestiture of Ampolletas, which contributed 10 percent to the YoY decline.

At Glassware, both EBIT and EBITDA decreased YoY by US$5 million, reflecting the decline in sales thus resulting in lower fixed costs absorption. The plastic segment was affected by increases in the cost of raw materials of oil sub-products.

Table 2
EBIT and EBITDA
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
Consolidated EBIT	32	50	(35.9)	176	215	(17.9)
Margin	6.1%	8.9%	-2.8 pp	7.6%	9.0%	-1.4 pp

Flat Glass	23	25	(8.5)	80	122	(34.5)
Glass Containers	16	29	(44.3)	105	97	8.9
Glassware	(1)	4	--	21	30	(31.3)

Consolidated EBITDA	80	103	(21.8)	381	429	(11.2)
Margin	15.3%	18.4%	-3.1 pp	16.5%	18.0%	-1.5 pp

Flat Glass	40	41	(3.1)	149	186	(20.0)
Glass Containers	37	54	(30.6)	197	200	(1.4)
Glassware	6	11	(49.1)	48	57	(16.1)

Consolidated Financing Cost
For the quarter, the Company recorded a consolidated financing cost of US$44 million, compared with a gain of US$4 million for the same quarter of 2002. This was mainly due to non-cash exchange losses of US$23 million for the quarter, compared with a non-cash exchange gain of US$21 million for 1Q'02. This item represented 52 percent of total financing cost, generated by the 2.2 percent depreciation of the Mexican peso against the U.S. dollar over the 2003 January- March period.

The weighted average cost of debt for the quarter was 9.16 percent, higher than the same period of 2002. This was mainly due to the recent, longer-term transactions closed by the Company that improved liquidity but affected costs slightly.

Table 3
Total Financing Cost
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
Nominal Dollars
Interest Expense	33	31	5.7	131	139	(5.6)
Interest Income	(3)	(0)	840.4	(8)	(2)	270.9
Foreign Exchange Loss (Gain)	23	(21)	--	196	(63)	--
Monetary Position (Gain)	(15)	(22)	(31.0)	(71)	(69)	2.3
Other Financial Expenses (Net)*	6	8	(21.7)	24	33	(28.1)
Total Financing Cost	44	(4)	--	271	37	636.1
* Net of non related interest products.

Taxes
During the quarter, the YoY comparison in deferred income taxes was affected by the previous year's one time benefit reduction of the Mexican corporate tax rate from 35 percent to 32 percent as an income. The increase in accrued income tax during the quarter is due to higher taxable gains in some of the Company's foreign subsidiaries that are not consolidated for Mexican tax purposes.

Table 4
Taxes and Profit Sharing to Workers
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
Nominal Dollars
Accrued Income Tax	9	7	18.0	37	26	41.3
Deferred Income Tax	(10)	(21)	(54.0)	(74)	(22)	243.2
Total Income Tax	(1)	(14)	(93.0)	(37)	5	--
Profit Sharing to Workers	2	3	(18.5)	5	5	1.5
Total Taxes and PSW	1	(11)	--	(32)	10	--

Consolidated Net Income
For the quarter, the Company posted a consolidated net loss of US$15 million, compared with consolidated net income of US$36 million for the same period of 2002. This mainly resulted from higher total financing costs, particularly non-cash items, a decline in operating profits and higher deferred taxes.

Capital Expenditures
During the first quarter, the Company made capital expenditures (CAPEX) of US$38 million, of which 23 percent were invested at Flat Glass, mainly to refurbish one of its furnaces. CAPEX at Glass Containers represented 67 percent of total investments, from which US$21 million were used to refurbish and expand capacity at its Queretaro facility. Glassware' CAPEX represented 10 percent of total investments mainly for maintenance purposes of its OEM and hand made product lines.

Consolidated Financial Position

On March 31, 2003, consolidated outstanding debt was US$1,576 million, compared with US$1,455 million on December 31, 2002. Consolidated outstanding debt rose QoQ by US$121 million, or 8.3 percent, mainly as a result of the issuance of a Ps.1.14 billion, six-year, bullet, medium term note (MTN*) in the Mexican market, on February 13, 2003. Proceeds from this MTN will be used to strengthen the financial position of the Company and align the debt currency structure of the Company with its cash flow generation. Debt as of March 31, 2003 also considers additional restricted cash associated with the execution of a Syndicated Facility at Flat Glass during 1Q'03 and the temporary repurchase of invoices from an off-balance factoring agreement. Net of these proceeds, consolidated outstanding debt would have remained flat QoQ. YoY debt decreased by 11 percent when netting the factors described above, plus the outstanding balance of the proceeds pending to be applied from the MTN issue of Ps$1.0 billion made on December 30, 2002 and the net obligation of a U.S. private placement.

On March 31, 2003, leverage (total debt/EBITDA) was 4.2 times, compared with 3.7 times on December 31, 2002. Net of the effect of the above-mentioned MTN transactions, leverage on March 31, 2003, would have been 3.8 times.

* Certificados Bursátiles

Table 5
Debt Indicators
(Million dollars; except as indicated)
	1Q'03	4Q'02	3Q'02	2Q'02	1Q'02
Interest Coverage
(EBITDA/ Int. Exp.) (Times)	2.9	3.1	3.4	3.2	3.1

Leverage
(Total Debt / EBITDA) (Times)	4.2	3.7	3.4	3.8	3.3

Total Debt	1,576	1,455	1,370	1,535	1,513
Short-Term Debt(1)	495	458	492	612	647
Long-Term Debt	1,080	997	878	923	865

Currency Mix (%) dlls / Pesos / UDI's	57/43/0	66/34/0	72/27/1	88/11/1	95/4/1
Weighted Average Cost of Debt (%)	9.2	8.8	9.0	8.6	8.6
(1) Short term debt includes current maturities of long-term debt.

Debt Profile as of March 31, 2003

* Continuing with the Company's strategy of strengthening its financial profile, the Company's average life of debt increased to 3.4 years from 3.1 years for the fourth quarter of 2002. Net of the effect of the February 13, 2003, MTN issue, Vitro's average life of debt would have been 3.6 years.
* Long-term debt represented 69 percent of total debt as of March 31, 2003. And net of the effect of the February 13, 2003, MTN issue, long-term debt would have been 75 percent.
* 43 percent of debt maturing in the period April 2003 - March 2004, or approximately US$214 million, is related to trade finance.

(1) As previously mentioned, the Company purchased an interest rate cap to protect US$350 million in debt. Including the cap transaction, the rate profile of the Company's debt was 66 percent fixed rate, 18 percent floating rate plus a fixed spread and 16 percent market conditions.

Cash Flow(*)
For the quarter, net interest expenses increased YoY as a result of higher gross debt levels and additional costs from derivative transactions. Investments in working capital of US$44 million were affected by the temporary re-purchase of receivables at one of our foreign subsidiaries. Taking out the effect on clients of such re-purchase, investments in working capital would have been US$6 million, considerably lower than in 1Q'02. The decrease was accomplished mainly by reductions in inventories, especially at Glass Containers and Glassware, as well as clients. Dividends paid for the period corresponded to minority interests from joint venture partners in the U.S. and Central America. Cash taxes were lower YoY due to exchange losses. Despite lower YoY EBITDA generation, the Company's net free cash flow generation improved over 1Q'02 taking out the effect of the above-mentioned temporary repurchase of receivables.

Table 6
Cash Flow Analysis(1)
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
EBITDA	80	103	(21.8)	381	429	(11.2)
(-) Net Interest Expense(2)	29	25	14.1	155	172	(9.9)
(-) Capex	38	23	63.4	115	93	24.6
(+/-) Working Capital(3)	44	63	(29.8)	65	(85)	--
(-) Dividends	6	12	(49.7)	29	30	(4.9)
(-) Cash Taxes paid	7	17	(61.1)	11	39	(73.0)
Net Free Cash Flow	(43)	(38)	13.7	7	181	(96.2)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.
(3) It's being reexpresed to include; Clients, Inventories, suppliers and other current assets and liabilities

* Starting with the fourth quarter of 2002, the Company aligned its definition of "Working Capital" to include other current assets and liabilities in addition to the variations in clients, inventories and suppliers. For comparison purposes, working capital for 2002 was adjusted in accordance with this new definition.

Flat Glass
(50 percent of Consolidated Sales)

Sales
Sales for the quarter declined YoY by 2.0 percent, to US$262 million, from US$268 million for the same quarter in 2002 due to the continued weakness of the U.S. economy aggravated by the impasse generated during the pre-war period. Also, the effect of the depreciation of the peso vs. the U.S. dollar, which resulted in lower dollar sales due to the conversion of peso sales.

Particularly affected was the U.S. non-residential construction segment and the OEM auto market. The negative impact of these factors was partially offset by increases in sales in the auto replacement market in Mexico and the U.S. through our own distribution channels, and by a remarkable YoY increase in sales at Vitro Cristalglass in Spain, for which results include the recently acquired Portuguese operation, which accounted for 18 percent of the increase.

Volumes were down mainly in the auto segment. Prices remained constant in dollar terms.

EBIT and EBITDA
Consolidated EBIT for the quarter was US$23 million, representing a YoY decline of 8.5 percent. This was mainly due to the decline in sales.

Quarter over quarter, excluding the effect of the non-recurring charges of US$9 million taken in 4Q'02, EBIT would have risen by 37.1 percent.

EBITDA for the quarter was US$40 million, reflecting a 3.1 percent YoY decrease, as the result of factors discussed above.

Table 7
Flat Glass
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
Consolidated Net sales	262	268	(2.0)	1,093	1,129	(3.1)
Domestic Sales	77	80	(2.9)	318	350	(9.2)
Export Sales	62	69	(9.6)	265	264	0.7
Foreign Subsidiaries	123	119	2.9	509	515	(1.0)
EBIT	23	25	(8.5)	80	122	(34.5)
EBITDA	40	41	(3.1)	149	186	(20.0)

EBIT Margin	8.7%	9.3%	0 pp	7.3%	10.7%	-3.4 pp
EBITDA Margin	15.3%	15.4%	-0.1 pp	13.6%	16.2%	-2.6 pp

Volumes
Flat Glass (Thousands of Metric Tons)	152	163	(6.7)	656	658	(0.2)
Fiber Glass (Thousands of Metric Tons)	9	8	15.3	36	31	15.5

Capacity utilization
Flat Glass furnaces	92%
Flat Glass auto segment	78%
Fiber Glass	90%

Glass Containers
(39 percent of Consolidated Sales)

Sales
Consolidated sales for the quarter declined YoY by 10.8 percent to US$207 million, from US$232 million. Ampolletas' divestiture during April 2002, accounted for 32 percent of the decline at the division. Sales were also affected by declines in the domestic beer, and to a lesser extent, soft drink markets. Sales to these segments in the domestic market become actually indirect exports to the U.S., where demand for these products during the quarter was lower than expected due to a colder than usual winter. On the other hand, sales to the wine & liquor segment continued to rise. Although prices have remained stable in constant peso terms, the YoY effect of the devaluation has affected the business' average prices when measured in U.S. dollars.

The Central American operations posted a strong quarter, reflecting a YoY increase of 3.5 percent.

Exports increased YoY by 1.2 percent to US$56 million as an improved sales mix and price increases more than compensated for the decline in volumes experienced for the quarter.

EBIT and EBITDA
EBIT for the quarter decreased YoY by 44 percent to US$16 million, mainly due to the sales factors described above which resulted in lower capacity utilization and lower fixed costs absorption.

EBITDA for the quarter decreased YoY by 30.6 percent to US$37 million, mainly due to the factors discussed above.

Table 8
Glass Containers
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
Consolidated Net sales	207	232	(10.8)	951	981	(3.0)
Domestic Sales	123	149	(17.8)	593	622	(4.8)
Export Sales	56	56	1.2	236	246	(3.9)
Foreign Subsidiaries	28	27	2.9	122	113	8.3
EBIT	16	29	(44.3)	105	97	8.9
EBITDA	37	54	(30.6)	197	200	(1.4)

EBIT Margin	7.7%	12.3%	-4.6 pp	11.1%	9.8%	1.3 pp
EBITDA Margin	18.1%	23.2%	-5.1 pp	20.8%	20.4%	0.4 pp

Glass Containers
Domestic (Millions of Units)	866	940	(7.8)	4,042	3,789	6.7
Exports (Millions of Units	241	295	(18.2)	1,009	1,126	(10.4)
Total	1,108	1,235	(10.3)	5,051	4,914	2.8
Capacity utilization (furnaces)	78%
Capacity utilization (production lines)	82%

Soda Ash (Thousands Tons)	134.5	129.5	3.9	548.8	545.8	0.6
Capacity utilization	98%

Aluminium Cans (Million of Units)	210.6	192.3	9.5	934.9	916.5	2.0
Capacity utilization	79%

Glassware
(10 percent of Consolidated Sales)

Sales

Sales for the quarter declined YoY by 11.2 percent to US$52 million, mainly as a result of lower sales to the domestic industrial market. The peso devaluation during the quarter favored sales to the domestic retail and wholesale segments, as imports became less attractive. However, these increases were not enough to offset lower sales to the industrial segment. Exports were affected by continued weak consumer confidence.

Glass sales accounted for approximately 79 percent of total sales at the business unit.

Sales at the plastic subsidiaries declined YoY by 10 percent, mainly due to lower sales within the plastic plate, cup, and cutlery segment, especially with retailers.

EBIT and EBITDA
As a result of lower sales and increases in cash flow generation, fixed costs absorption was reduced resulting in negative EBIT for the quarter. EBIT at the plastic segment was affected by lower fixed costs absorption as a result of lower sales, as well as a YoY increase in the cost of raw materials, particularly of oil sub-products. Additionally, pricing pressures in the plastic plate, cup, and cutlery segment impacted margins as a result of over capacity in the sector.

EBITDA for the quarter was US$6 million, reflecting a YoY decrease of 49 percent, resulting from the factors discussed above.

Table 9
Glassware
(Millions)
			YoY%			YoY%
	1Q'03	1Q'02	Change	LTM'03	LTM'02	Change
Consolidated Net sales	52	59	(11.2)	250	267	(6.6)
Domestic Sales	36	42	(15.1)	172	191	(10.0)
Export Sales	16	17	(1.4)	78	77	2.1
EBIT	(1)	4	--	21	30	(31.3)
EBITDA	6	11	(49.1)	48	57	(16.1)

EBIT Margin	-1.9%	6.3%	-8.2 pp	8.4%	11.4%	-3 pp
EBITDA Margin	10.6%	18.5%	-7.9 pp	19.2%	21.4%	-2.2 pp

Sales mix glassware products
Industrial	30.0%	27.0%	3 pp	28.9%	23.2%	5.7 pp
Retail	30.0%	26.0%	4 pp	29.0%	27.1%	1.9 pp
Wholesale	34.0%	41.0%	-6 pp	36.8%	44.9%	-8.1 pp
OEM	6.0%	5.0%	1 pp	5.3%	4.8%	0.5 pp

Capacity utilization	50.0%

Sales mix plastic products
Industrial	82.8%	80.8%	2.02 pp	86.5%	83.0%	10 pp
Retail	17.2%	19.2%	-2 pp	13.5%	17.0%	-3.5 pp

Key Developments

DEBT REFINANCING

On February 13, 2003, the Company issued a MTN in the Mexican market for Ps.1.14 billion, six-years, bullet, maturing on February 5, 2009. As of the end of 1Q'03, most of the proceeds from this issue, along with the other MTN issued on December 30, 2002 are being temporarily invested, though they will be used to extend the average life of Vitro's debt profile at the holding company level by replacing short-term debt and current maturities of long-term debt.

The Company closed a US$201 million syndicated loan facility within Flat Glass to improve the business unit's debt profile. Considering the final structure of the facility, its average life is 3.1 years with an average rate of Libor + 2.28 percent. Proceeds were mostly used to pay down short-term maturities and some long-term debt with less favorable financial conditions.

After the closing of these transactions, the average life of the Company's consolidated net outstanding debt improved, as of March 31, 2003 to 3.6 years, from 3.4 years with long-term debt accounting for 75 percent of total debt.

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31,2003 (IN MILLIONS)

	First Quarter						LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.	2003	2002	% Var.
Consolidated Net Sales	5,673	5,665	0.1	525	560	(6.2)	24,311	24,587	(1.1)	2,308	2,386	(3.3)
Cost of Sales	4,185	3,976	5.3	387	395	(1.9)	17,475	17,378	0.6	1,659	1,688	(1.7)
Gross Income	1,487	1,689	(11.9)	138	166	(16.5)	6,836	7,209	(5.2)	649	697	(7.0)
SG&A Expenses	1,147	1,180	(2.9)	106	116	(8.1)	4,985	5,001	(0.3)	472	483	(2.2)
Operating Income	341	508	(33.0)	32	50	(35.9)	1,850	2,208	(16.2)	176	215	(17.9)

Interest Expense	435	380	14.5	40	39	2.1	1,705	1,717	(0.7)	163	172	(5.3)
Interest Income	41	4	962.0	4	0	812.1	175	24	614.8	16	2	566.0
Exchange Loss (Gain)	262	(202)	--	23	(21)	--	2,027	(612)	--	196	(63)	--
Gain from Monet. Position	162	209	(22.5)	15	22	(31.0)	740	692	7.0	71	69	2.3
Total Financing Cost	494	(35)	--	44	(4)	--	2,817	388	625.5	271	37	636.0
Other Income	(14)	(323)	(95.6)	(1)	(34)	(96.0)	356	(1,112)	--	35	(112)	--
Share in Net Income of Non-Consol. Assoc. Companies	(0)	(0)	(4.9)	(0)	(0)	(16.1)	(0)	10	--	(0)	1	--
Inc. bef. Tax & PSW	(167)	221	--	(13)	20	--	(610)	717	--	(59)	67	--
Income Tax and PSW	7	(102)	--	1	(11)	--	(325)	164	--	(32)	15	--
Net Inc. Cont. Opns.	(175)	323	--	(15)	31	--	(285)	553	--	(27)	52	--
Income (loss)of Discont. Oper.	-	51	--	-	5	--	(171)	168	--	(17)	17	--
Extraordinary Items, Net			--			--			--			--
Net Income	(175)	374	--	(15)	36	--	(456)	721	--	(44)	69	--
Net Income of Maj. Int.	(221)	202	--	(19)	19	--	(464)	217	--	(44)	20	--
Net Income of Min. Int.	47	172	(73.0)	5	17	(73.4)	7	504	(98.6)	0	49	(99.9)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2003	2002	% Var.	2003	2002	% Var.	FINANCIAL INDICATORS	1Q'03	1Q'02
Cash & Cash Equivalents	2,792	872	220.3	262	86	203.4	Debt/EBITDA (LTM, times)	4.2	3.3
Trade Receivables	2,367	2,051	15.4	222	207	7.2	EBITDA/Int. Exp. (LTM, times)	2.9	3.1
Inventories	3,743	3,525	6.2	351	353	(0.6)	Debt / Firm Value (times)	0.7	0.6
Other Current Assets	1,184	1,262	(6.2)	111	127	(12.4)	Debt/Equity (times)	2.0	1.5
Current Assets from Disc. Operations	-	1,032	--	-	107	--	Total Liab./Stockh. Equity (times)	2.8	2.4
Total Current Assets	10,086	8,742	15.4	945	880	7.4	Curr. Assets/Curr. Liab. (times)	1.0	0.7
Inv. in Uncons. Subs.	-	-	--	-	-	--	Sales/Assets (times)	0.8	0.8
Prop., Plant & Equipment	18,843	19,040	(1.0)	1,766	1,973	(10.5)	EPS (Ps$) *	(0.8)	0.7
Deferred Assets	1,878	1,829	2.6	176	183	(3.7)	EPADR (US$) *	(0.2)	0.2
LT Assets from Disc. Operations	-	3,170	--	-	333	--	* Based on the weighted average shares outstanding.
Other Long-Term Assets	811	561	44.6	76	58	30.9
Total Assets	31,618	33,343	(5.2)	2,963	3,427	(13.5)	OTHER DATA

Short-Term & Curr. Debt	5,287	6,180	(14.5)	495	647	(23.5)	# Shares Issued (thousands)	324,000	324,000
Trade Payables	2,026	2,375	(14.7)	190	245	(22.6)	# Average Shares Outstaning (thousands)	275,973	273,706
Other Current Liabilities	2,500	2,023	23.6	234	202	15.7	Employees	26,332	27,825
Current Liabilities from Disc. Operations	-	1,555	--	-	160	--
Total Curr. Liab.	9,813	12,134	(19.1)	920	1,255	(26.7)
Long-Term Debt	11,528	8,291	39.0	1,080	865	24.8
Other LT Liabilities	1,917	2,393	(19.9)	180	247	(27.2)
LT Liabilities from Disc. Operations	-	669	--	-	70	--
Total Liabilities	23,257	23,486	(1.0)	2,180	2,437	(10.6)

Restated Capital Stock	7,143	7,143	-	669	669	-
Retained Earnings	(1,445)	(964)	49.9	(135)	(66)	104.5
Minority Interest	2,663	3,677	(27.6)	250	386	(35.4)
Total Shar. Equity	8,361	9,856	(15.2)	784	990	(20.8)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF MARCH 31,2003 (IN MILLIONS)

	First Quarter						LTM
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2003	2002	%	2003	2002	%	2003	2002	%	2003	2002	%
FLAT GLASS
Net Sales	2,849	2,775	2.7%	264	271	-2.6%	11,653	11,845	-1.6%	1,103	1,139	-3.2%
Interd. Sales	22	34	-35.2%	2	4	-42.5%	97	105	-7.3%	9	11	-11.7%
Con. N. Sales	2,827	2,741	3.1%	262	268	-2.0%	11,556	11,741	-1.6%	1,093	1,129	-3.1%
Expts.	681	664	2.4%	62	69	-9.6%	2,768	2,615	5.9%	265	264	0.7%
EBIT	245	258	-4.8%	23	25	-8.5%	848	1,256	-32.5%	80	122	-34.5%
Margin (1)	8.7%	9.4%	-	8.7%	9.3%	-	7.3%	10.7%	-	7.3%	10.8%	-
EBITDA	432	418	3.4%	40	41	-3.1%	1,571	1,902	-17.4%	149	186	-20.0%
Margin (1)	15.3%	15.2%	-	15.3%	15.4%	-	13.6%	16.2%	-	13.6%	16.5%	-

Flat Glass Volumes (Thousand Tons)
Const + Auto				152	163	-6.7%				656	658	-0.2%
Fiberglass (Thousand Tons)				9.3	8.0	15.3%				36.4	31.5	15.5%

GLASS CONTAINERS
Net Sales	2,254	2,339	-3.6%	209	233	-10.5%	10,081	10,118	-0.4%	959	987	-2.8%
Interd. Sales	17	8	117.2%	2	1	93.6%	79	55	44.6%	8	6	37.4%
Con. N. Sales	2,236	2,331	-4.0%	207	232	-10.8%	10,002	10,063	-0.6%	951	981	-3.0%
Expts.	600	599	0.2%	56	56	1.2%	2,527	2,655	-4.8%	236	246	-3.9%
EBIT	170	284	-40.1%	16	29	-44.3%	1,095	981	11.6%	105	97	8.9%
Margin (1)	7.6%	12.2%	-	7.7%	12.3%	-	10.9%	9.7%	-	11.1%	9.8%	-
EBITDA	404	530	-23.8%	37	54	-30.6%	2,060	2,020	2.0%	197	200	-1.4%
Margin (1)	18.0%	22.7%	-	18.1%	23.2%	-	20.6%	20.1%	-	20.8%	20.4%	-

Glass containers volumes (MM Pieces)
Domestic				866.3	939.7	-7.8%				4,041.8	3,788.6	6.7%
Exports				241.3	295.1	-18.2%				1,009.1	1,125.8	-10.4%
Total:Dom.+Exp.				1,107.6	1,234.8	-10.3%				5,051.0	4,914.3	2.8%

Soda Ash (Thousand Tons)				134.5	129.5	3.9%				548.8	545.8	0.6%
Aluminum Cans (MM Pieces)				210.6	192.3	9.5%				934.9	916.5	2.0%

GLASSWARE
Net Sales	569	585	-2.7%	52	60	-12.0%	2,639	2,737	-3.6%	252	271	-7.1%
Interd. Sales	5	10	-53.6%	0	1	-58.9%	24	41	-40.8%	2	4	-43.0%
Con. N. Sales	565	575	-1.8%	52	59	-11.2%	2,614	2,696	-3.0%	250	267	-6.6%
Expts.	177	170	4.2%	16	17	-1.4%	820	799	2.6%	78	77	2.1%
EBIT	(12)	37	--	(1)	4	--	216	311	-30.6%	21	30	-31.3%
Margin (1)	-2.1%	6.4%	-	-1.9%	6.3%	-	8.3%	11.5%	-	8.4%	11.4%	-
EBITDA	59	106	-43.9%	6	11	-49.1%	498	576	-13.5%	48	57	-16.1%
Margin (1)	10.5%	18.4%	-	10.6%	18.5%	-	19.1%	21.4%	-	19.2%	21.4%	-

GLASSWARE (Sales Mix %)
Retail				30.0%	27.0%					28.9%	23.2%
Wholesale				30.0%	26.0%					29.0%	27.1%
Industrial				34.0%	41.0%					36.8%	44.9%
OEM				6.0%	5.0%					5.3%	4.8%

PLASTICS (Sales Mix %)
Retail				82.8%	80.8%					86.5%	83.0%
Industrial				17.2%	19.2%					13.5%	17.0%

CONSOLIDATED (2)
Net Sales	5,754	5,730	0.4%	533	567	-6.0%	24,618	24,838	-0.9%	2,330	2,411	-3.3%
Interd. Sales	81	66	23.6%	7	7	10.0%	307	251	22.3%	23	25	-10.6%
Con. N. Sales	5,673	5,665	0.1%	525	560	-6.2%	24,311	24,587	-1.1%	2,308	2,386	-3.3%
Expts.	1,458	1,434	1.7%	135	141	-4.4%	6,115	6,068	0.8%	580	586	-1.0%
EBIT	341	508	-33.0%	32	50	-35.9%	1,850	2,208	-16.2%	176	215	-17.9%
Margin (1)	6.0%	9.0%	-	6.1%	8.9%	-	7.6%	9.0%	-	7.6%	9.0%	-
EBITDA	868	1,024	-15.2%	80	103	-21.8%	3,988	4,353	-8.4%	381	429	-11.2%
Margin (1)	15.3%	18.1%	-	15.3%	18.4%	-	16.4%	17.7%	-	16.5%	18.0%	-
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.

Link to Exhibits